UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ZipRealty Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

98974V107
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Special Opportunities Master Fund, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 7.35%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 7.35%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 7.35%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons John H. Burbank, III
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 7.35%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Zip Realty Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

2000 POWELL STREET, SUITE 300 EMERYVILLE CA 94608 510-735-2600

Item 2.

Name of Person Filing:

Passport Special Opportunities Master Fund, LP (the “Fund”); and
Passport Holdings, LLC (“Passport Holdings”); and
Passport Capital, LLC (“Passport Capital”); and
John H. Burbank III (“Burbank,” together with the Fund and Passport Capital, the “Reporting Persons”).

Burbank is the sole managing member of Passport Capital which serves as investment manager to the Fund. Passport Holdings is the General Partner to the Fund. As a result, each of Burbank, Passport Capital and Holdings may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all Shares owned of record by the Fund. Additionally various other entities may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all Shares. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund) is the beneficial owner of the securities covered by this statement.

(a)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:
C/O PASSPORT CAPITAL, LLC
ONE MARKET ST., STEUART TOWER, STE. 2200
SAN FRANCISCO, CA 94105

(b)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(c)	Title and Class of Securities:

Common Shares of the Company (the “Common Shares”)

(d)	CUSIP No.: 98974V107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

PASSPORT SPECIAL OPPORTUNITIES MASTER
FUND, LP

By:	PASSPORT CAPITAL, LLC,
its Investment Manager

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

PASSPORT HOLDINGS, LLC

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

PASSPORT CAPITAL, LLC

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

JOHN BURBANK

By:	/s/ JOHN H. BURBANK, III

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2013

PASSPORT SPECIAL OPPORTUNITIES MASTER FUND, LP

By:	PASSPORT CAPITAL, LLC,
its Investment Manager

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

PASSPORT HOLDINGS, LLC,

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

PASSPORT CAPITAL, LLC

By:	/s/ JOHN H. BURBANK, III
John H. Burbank, III
Managing Member

JOHN H. BURBANK, III
By:	/s/ JOHN H. BURBANK, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).